Filed by Runway Growth Finance Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: SWK Holdings Corporation
Commission File No. 001-39184

© Runway Growth Capital LLC 2025 Runway Growth Finance Corp. Third Quarter 2025 Investor Presentation November 2025 NASDAQ Listed I RWAY I RWAYL I RWAYZ

Forward-looking Statements

This presentation dated November 2025 is being provided by Runway Growth Finance Corp. ("Runway Growth" or the "Company") for discussion purposes only and is neither an offer to sell, nor a solicitation of an offer to purchase, an interest in the Company. It is solely intended to describe the general business, investment objectives and investment strategy of the Company and should be considered in conjunction with the Company's Securities and Exchange Commission ("SEC") filings. The foregoing information is confidential and proprietary to the Company and Runway Growth Capital LLC.

The performance information contained herein has not been examined by any independent third party, including any independent accounting firm.

There is no guarantee that any of the estimates, targets or projections illustrated in this presentation will be achieved. The case studies, and any other references herein to any of the Company's past or present investments or its past or present performance, have been provided for illustrative purposes only. It should not be assumed that these investments were or will be profitable or that any future investments by the Company will be profitable or will equal the performance of these investments.

This presentation contains "forward looking statements" that are subject to risks and uncertainties. Forward-looking statements can be identified by terminology such as "anticipate," "believe," "could," "could increase the likelihood," "estimate," "expect," "intend," "is planned," "may," "should," "will," "will enable," "would be expected," "look forward," "may provide," "would" or similar terms, variations of such terms or the negative of those terms. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such statements. As a result of such risks, uncertainties and factors, actual results may differ materially from those expressed or implied in the Company's forward-looking statements and reflect numerous assumptions, which may or may not materialize as projected. The Company makes no express or implied representation of warranty with respect to such projections, and expressly disclaims any and all liability for representations, expressed or implied, contained in, or omissions from, this presentation.

All of the information in this presentation is presented as of the date of this presentation (except as otherwise specified), is subject to change without notice, and may have changed (possibly materially) between the date of this presentation and the date this presentation was received. No member of the Company or Runway Growth Capital LLC has any obligation to update the information in this presentation to account for changes subsequent to any date as of which such information is given.

RUNWAY GROWTH FINANCE CORP.
© Runway Growth Capital LLC 2025
| 2

Forward-looking Statements (cont.)

Forward-Looking Statements

Some of the statements in this presentation may constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of Runway Growth Finance Corp. ("Runway", "Runway Growth" or the "Company") and SWK Holdings Corporation ("SWK" or "SWK Holdings"), and distribution projections; business prospects of Runway and SWK, and the prospects of their portfolio companies; and the impact of the investments that Runway and SWK expect to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the impact of the merger on the depth of trading in Runway's shares of common stock post-closing; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vi) risks related to diverting management's attention from ongoing business operations; (vii) the combined company's plans, expectations, objectives and intentions; (viii) any potential termination of the merger agreement; (ix) the future operating results and net investment income projections of the combined company; (x) the ability of Runway Growth Capital LLC to implement its future plans with respect to the combined company; (xi) the ability of Runway Growth Capital LLC and its affiliates to attract and retain highly talented professionals; (xii) the business prospects of the combined company and the prospects of its portfolio companies; (xiii) the expected financings and investments and additional leverage that the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of the combined company; and (xv) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability. Runway has based the forward-looking statements included in this document on information available to it on the date hereof, and it assumes no obligation to update any such forward-looking statements. Although Runway undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that it in the future may file with the SEC, including the Combined Proxy Statement and Prospectus (as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Runway, SWK or in any fund or other investment vehicle managed by Runway Growth Capital LLC, BC Partners Advisors L.P. or any of their affiliates.

RUNWAY GROWTH FINANCE CORP.

© Runway Growth Capital LLC 2025 | 3

Forward-looking Statements (cont.)

Additional Information and Where to Find It

This presentation relates to the proposed merger and certain related matters (the "Proposals"). In connection with the Proposals, Runway will file with the SEC a proxy statement for SWK and a prospectus of Runway (the "Combined Proxy Statement and Prospectus"). The Combined Proxy Statement and Prospectus will contain important information about Runway, SWK and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF SWK ARE URGED TO READ THE COMBINED PROXY STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Runway, SWK AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov or, for documents filed by Runway, from Runway's website at https://www.runwaygrowth.com, and, for documents filed by SWK, from SWK's website at https://www.swkhold.com.

Participants in the Solicitation

Runway, its directors, certain of its executive officers and certain employees and officers of Runway Growth Capital LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of Runway is set forth in its proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. SWK, its directors, certain of its executive officers and certain employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SWK is set forth in the proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SWK shareholders in connection with the Proposals will be contained in the Combined Proxy Statement and Prospectus other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

RUNWAY GROWTH FINANCE CORP.
© Runway Growth Capital LLC 2025
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RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 5 Our Investment Opportunity Investment Thesis • Disciplined investment approach has kept our annualized loss rate at 7 bps , which has historically been offset by ongoing realized gains on warrant and equity investments • We are proud of our low loss rates — 61 bps cumulative net loss rate 1 since inception and maintaining this standing is our primary focus Industry Leading Loss Rates • Relatively low leverage ratio provides dry powder for growth • Non - sponsored deals provide unique portfolio expansion opportunity, facing less competition and favorable terms Dry Powder for Portfolio Expansion • Senior executive team has average of 30+ years of experience • Demonstrated by 30 consecutive quarterly distributions since inception • Expansive network of contacts within the venture capital industry across equity providers, lenders, advisers, etc. Strong & Experienced Team • High dividend yield with potential for capital growth relative to industry peers • Attractive dividend yield with potential for equity upside with narrowing of Price/NAV discount Attractive Yield with Potential Equity Upside 1. Cumulative Net Loss Rate based on commitments as of 9 /30/2025 Representing a Compelling Entry Point for Investors: Scaled Credit Platform The Runway Difference Robust Solution Set Strong, Stable Returns Low Loss Rate Credit - first Underwriting Established Track Record

Runway Growth Overview

Runway Growth's Platform Continues to Evolve

Our platform is establishing the infrastructure for multi-faceted growth:

ORGANIC

In the last 12 months Runway has:

- ✓ Enhanced financing solutions
- ✓ Expanded origination channels
- ✓ Augmented access to capital

INORGANIC

This transaction demonstrates that Runway:

- ✓ Represents a destination for growth investment
- ✓ Can utilize M&A as an attractive growth lever
- ✓ Has established a blueprint for future expansion

Underpinned by a Comprehensive, Fully-Scaled Credit Platform[1]

Combined Platform AUM[2]

~$10B

Over 2x the closest standalone venture debt peer

Global Investment Exposure

8 Offices

Across US, UK, and Canada

Combined Team of

168 Professionals

Across BC Partners and Runway Growth Capital


RUNWAY
GROWTH CAPITAL
SWK HOLDINGS
BC PARTNERS
Venture / Growth Ecosystem-Oriented Stages of Development
Middle Market Buyout-Oriented Stages

*All statistics are inclusive of the combined Runway Growth and BC Partners platform

1. Data as of 9/30/2025
2. BC Credit and Runway's AUM as of 6/30/2025

RUNWAY GROWTH FINANCE CORP.

© Runway Growth Capital LLC 2025 | 6

7 RUNWAY GROWTH FINANCE CORP. Runway Growth Overview

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 8 Enhanced scale expected to drive further RWAY fixed cost absorption SWK Transaction enhances Runway Growth’s financial profile Incremental Value Drivers for RWAY Trading liquidity expected to improve with broadened shareholder base and increased market cap Lower risk profile supported by average loan position declining to ~2% Reduced funding cost plus increased viability of accessing ABS and other credit markets More efficient use of leverage expands ROE and NII profile contributes to expanded base dividend coverage + + Portfolio Expansion Increased scale and growth in key sectors + Attractive Yields Target portfolio offers incremental yield contribution + Operational Efficiency Driven by enhanced scale + Optimized Leverage Ratio Pro - forma leverage moves up to ~1.1x Runway Growth Finance anticipates the acquisition to generate mid single - digit run - rate NII accretion during the first full quarter following closing of the transaction, enabled by: Runway Growth Overview

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 9 Runway is Providing Access to Venture Debt with a Fully - Scaled Platform Leading Growth Capital Capabilities Underpinned by a Full - Service Credit Platform Experienced Management Team with Solid Track Record Disciplined Investment Process with Focus on Deep Credit Analysis Strong Balance Sheet Optimized for Flexibility and Disciplined Growth Scaled, Diverse Portfolio with Centralized Portfolio Management Team Runway Growth Overview Enhanced financing solutions: Backed by the resources and scale of BC Partners, our investment adviser, Runway Growth Capital LLC (“Runway”), is equipped to offer more comprehensive financing solutions and execute larger deals across a broader borrower base. Augmented access to capital: The expanded platform deepens Runway’s ability to invest across the liquidity spectrum and provides capacity for Runway to deploy additional leverage and participate in larger deals which will grow AUM and generate additional origination activities. Expanded origination channels: BC Partners’ investment platform strengthens Runway’s origination channels and sourcing capabilities, positioning Runway to capture a broader range of investment opportunities designed to enhance stockholder value. Near - term Growth Levers Post - BC Partners Combination: 1 2 3 *Above statements are the views of Runway Comprehensive Capital Solutions for the Venture Growth Ecosystem

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 10 Venture Debt is Leading Growth in Direct Lending Dealmaking activity increased during the quarter with a 4.9% increase in deal value from last quarter led by AI excitement and outsized deals. Venture Debt Deal Volume Trends 1 □ Low loan - to - value in the sub 30% area provides a margin of safety for venture debt investors □ Predictable cash flow enable differentiated return profiles with a shorter time duration □ First lien focus given the attractive senior secured position and collateral □ Enhanced control through covenants and milestones included in venture debt agreements □ Robust Origination pipeline of high - growth companies in select sectors weighted toward growth and late - stage □ Insulation from volatility through the venture ecosystem which offers portfolio diversification and hedges against public market activity Runway’s Investment Focus & Process As founders opt for larger raises to extend runway and defer future rounds, Runway continues to be well positioned to take advantage of diversified loan size and solutions to drive portfolio growth. Runway Growth Overview *Above statements are the views of Runway. Data is as of 9/30/2025 1. Pitchbook - NVCA Venture Monitor data, Q3 2025 $88 $84 $94 $149 $156 $175 $360 $236 $166 $216 $250 12,125 11,291 12,076 12,890 13,946 14,134 19,648 18,262 15,346 0 5,000 10,000 15,000 20,000 25,000 $0 $50 $100 $150 $200 $250 $300 $350 $400 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Deal value ($B) Deal count

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 11 Runway Has an Edge in Pricing Risk and Ascribing Company Value Low Loan - to - Value Structured amortization schedule “Core vs. Growth” – Understanding of cash burn of the borrower Covenants that allow us to act before problems become critical Structural Protections APPROACH TO UNDERWRITING Active portfolio monitoring and proactive borrower engagement Runway Growth Overview

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 12 15.7 Years Average Operating History 3 $3.2B Total Loan Commitments $452.7M Average Enterprise Value 3 $34.2M Average Loan Commitment $105.9M Average Revenue 3 94 Number of Investments Made 22.3% Average LTV 3 55 Number of Realized Investments 4 98% First Lien Loan Structure 0.91%/0.61% Cumulative Gross/Net Loss Rate Past performance is not an indication of future results 1. Common Stock, Convertible Notes, Preferred Units and Revolvers comprise less than 1% 2. Cumulative since inception – from December 2016 to September 2025 3. Weighted average on funded at origination for current investment portfolio as of September 30, 2025 4. Excludes 8 active investments that have refinanced with Runway Growth Cumulative since inception 2 Current portfolio at origination Portfolio at Fair Value: $ 946 million Runway Growth Overview Current Investments by Security Type (by FMV) 1 Current Investments by Origination Channel (by FMV) Portfolio Overview 4% 2% 91% 2% 1% Preferred Stock Second Lien Term Loan Senior Secured First Lien Term Loan Warrant Equity Interest 22% 78% Non-Sponsored Sponsored QA1

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 13 16% 3% 54% Highly Diversified Portfolio Portfolio at Fair Value by Industry Breakout Across Verticals (1) (2) 1% 1 Portfolio Fair Value by Geography Runway Growth Overview (1) 5 5% 0% 7% 1 2% 19% 4% 40% 16% 2% 8% U.K. 3% Germany 4% Canada 2% Netherlands 2% Consumer Services & Products , 23% Healthcare , 14% Technology , 63% Application Software, 24% Consumer Staples Distribution & Retail, 4% Household & Personal Products, 4% Systems Software, 15% Technology Hardware & Equipment, 9% Commercial & Professional Services, 12% Financial Services, 9% Health Care Equipment & Services, 13% Insurance, 5% Media & Entertainment, 3% 1. Multi - Sector Holdings represent 1% of Runway’s portfolio

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 14 Strong Balance Sheet Provides For Flexibility & Growth Past performance is not an indication of future results 1. ROE calculated by dividing NII for the quarter by average of EOP and BOP equity balance for the period and annualizing Historical ROE 1 and Leverage Relatively low leverage ratio provides dry powder for growth 0.95x 0.91x 0.79x 1.10x 1.08x 0.99x Runway Growth Overview 1.08x 1.05x 15.4% 13.1% 13.9% 11.3% 12.5% 11.4% 12.3% 11.1% 12.7% Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 0.92x

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 15 Experienced Management Team with Solid Track Record Our investment adviser’s highly experienced leadership team with strong venture - related backgrounds is equipped to deliver Runway’s vision and execute across multiple economic cycles. David Spreng Founder, CEO Prior Experiences Tom Raterman CFO, COO Greg Greifeld CIO Prior Experiences Prior Experiences Runway’s Leadership. Runway Growth Overview

Runway Growth Overview

Runway's Story – Company History

Demonstrated track record of growth and ability to attract top tier institutional partners

2015 – Runway Founded

Firm established in Silicon Valley. Fundraising for Runway Growth Credit Fund, the "Private BDC," began in October

2016 – Initial Fundraise & First Close on the BDC

Strategic alliance formed with Oaktree Capital Management

Offices opened in New York and Chicago. Private BDC first close

OAKTREE

2017 – Marketing & Origination Launch

Origination and marketing efforts launched

Completed final close on $275M initial private equity offering

2018 – Continued Growth

Funded $328M in loan commitments across 21 portfolio companies

Private BDC pays first quarterly dividend at $0.15 / share

2019 – Second BDC Fundraise "Fund 2"

$175M of $225M targeted second round equity financing in Private BDC completed

$100M expandable portfolio leverage facility

Team grows to 12 people across three offices

2020 – Launch of LP Fund

Expanded Healthcare capabilities

2021 – BDC IPO

Continued platform expansion with new finance, credit and origination hires

IPO of BDC, Runway Growth Finance Corp. (formerly the Private BDC) (Oct 2021)

2022

2023 – Platform Investment

Added new origination, credit and finance team members

Completed two public baby bond offerings and two private unsecured note offerings

Expanded credit facilities available to public and private funds

~$50M secondary offering by Oaktree

2024 – Announced Business Combination

Closed on joint venture of up to $200M with Cadma/Apollo

Announced business combination in which BC Partners' credit arm will acquire Runway Growth Capital as a long-term, strategic investment

Current – Runway Today

Runway Growth Capital, Runway Growth's investment adviser, was acquired by BC Partners Credit on 1/30/2025

Runway Growth Capital manages $1.3B in AUM

26 employees across 4 offices

Announced definitive merger agreement with SWK Holdings on 10/9/25

RUNWAY GROWTH FINANCE CORP.

© Runway Growth Capital LLC 2025 | 16

17 RUNWAY GROWTH FINANCE CORP. THIRD QUARTER 2025 Portfolio & Financial Highlights

Portfolio & Financial Highlights

Key Portfolio Metrics

Portfolio at FV & Investment Yield


18.27%
16.88%
17.39%
15.05%
15.92%
14.69%
15.44%
15.40%
16.83%
$1,011
$1,025
$1,016
$1,063
$1,066
$1,077
$1,004
$1,025
$946
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Portfolio at FV ($M) (4)
W.A. Debt Investment Yield (5)

Sources of Investment Income[1]


Q3'23: 69%, 12%, 5%, 8%, 4%, 2%
Q4'23: 75%, 12%, 6%, 4%, 1%, 2%
Q1'24: 77%, 11%, 6%, 4%, 1%, 1%
Q2'24: 85%, 7%, 7%, 1%
Q3'24: 80%, 8%, 7%, 3%, 2%
Q4'24: 79%, 8%, 8%, 3%, 2%
Q1'25: 78%, 10%, 9%, 3%
Q2'25: 75%, 11%, 9%, 3%, 1%, 1%
Q3'25: 67%, 11%, 7%, 10%, 3%, 2%
Interest income (cash)
Interest income (PIK)
OID accretion
End of term payments (2)
Prepayment fees
Other income (3)

30 debt and 89 equity investments to 54 portfolio companies as of 9/30/2025

Past performance is not an indication of future results
1. Q1'24 and Q4'24 include out of period adjustments related to FiscalNote, Inc.
2. Contains only accelerated ETP upon prepayments, while recurring ETP accretion resides in "OID accretion" %
3. "Other income" consists of U.S. Treasury Bills, dividend income, interest income on money market funds, and other sources of income
4. Excludes investments in Treasury Bills.
5. Calculated by taking total debt-related income during the quarter divided by the average fair value of debt investments outstanding during the period, annualized; Includes prepayments

RUNWAY GROWTH FINANCE CORP.

© Runway Growth Capital LLC 2025 | 18

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 19 Key Portfolio Metrics Portfolio & Financial Highlights • 29% Portfolio Companies Upsized (23 Portfolio Companies, 36 Upsize Transactions) • 16 Refinances or 21% of Portfolio Companies Inception - to - Date: • $32.0M average new deal commitment • $28.0M average funding at origination Trailing 12 Months: Q3 2025 Gross Fundings by Type (%) Net Quarterly Fundings by Type ($M) 1. One of two refinances was a net decrease in funding in Q4’24, resulting in a net funding on refinances of negative $36M not r efl ected in the chart 2. Two of three refinances were a net decrease in funding in Q3’25, resulting in a net funding on refinances of negative $13M no t r eflected in the chart $2,354 $2,546 $2,582 $2,731 $2,819 $2,970 $3,028 $3,093 $3,213 $20.0 $37.1 $32.0 $49.8 $34.2 $37.7 $55.0 $30.0 $23.6 Committed Capital ($M) Cumulative Commitments Avg. New Deal Commitment Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 13% 5% 1% 76% 5% New Loan Delayed Draw Upsize Refinance JV Equity Funding $20 $64 $20 $75 $58 $70 $35 $17 $21 $19 $1 $9 $3 $13 $6 $1 $1 $4 $3 $3 $3 $1 $11 $3 $2 $5 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 New Loan Delayed Draws Upsize Refinance Equity Funding JV Equity Funding 1 2

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 20 1. Category 5 is less than 1% , 1 - 5 rating scale with a lower number reflecting a higher credit quality rating * * Portfolio Risk Ratings Investments at Fair Value by Risk Rating Category 1 9 2 % Of The Portfolio Has A Weighted Average Risk Rating Of 3 Or Better Weighted Average Risk Rating 1 Portfolio & Financial Highlights 69% 23% 8% Category 2 Category 3 Category 4 2.24 2.39 2.44 2.47 2.48 2.33 2.33 2.33 2.42 0.00 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 21 • 22 Companies with both loan and warrant investments • 15 Companies with warrant investments only • 7 Companies with shares of common or preferred stock only or a combination with warrants • 1 Company with a loan and common stock • 2 Companies with 100% equity interest 89 WARRANTS AND/OR EQUITY INVESTMENTS IN 46 COMPANIES Warrant and Other Equity Holdings Warrants and Other Equity ($M) Cumulative Impact of Equity Gains on Debt Losses ($M) Portfolio & Financial Highlights Warrants & Equity Portfolio $49.2 $46.5 $46.8 $48.2 $62.2 $106.6 $57.8 $62.5 $67.1 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 - $ 7.8 - $ 24.8 - $ 24.8 - $ 24.8 - $ 24.8 - $ 27.7 - $ 27.7 - $ 29.2 - $ 29.2 $ 5.0 $ 4.8 $ 4.8 $ 4.8 $ 4.8 $ 4.8 $ 10.8 $ 10.8 $ 9.5 - $ 2.8 - $ 20.0 - $ 20.0 - $ 20.0 - $ 20.0 - $ 22.9 - $ 16.9 - $ 18.4 - $ 19.7 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Cumulative Debt Losses Cumulative Net Equity G/L Net Losses QA1

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 22 Liquidity Leverage & Liquidity Debt Capital Structure 1 $ 107 M Aggregate principal April 7, 2028 Stated Maturity 7.51% Interest Rate 2028 7.51% Notes $186M Revolver outstanding $550M Revolving Credit Facility $600M Maximum accordion commitment KeyBank Credit Facility 2027 7.50% Notes $80.5M Aggregate principal 7.50% Interest Rate July 28, 2027 Stated Maturity 2027 8.00% Notes $51.8M Aggregate principal 8.00% Interest Rate December 28, 2027 Stated Maturity 2025 2024 2023 2022 3Q 2Q 1Q 4Q 3Q 2Q 1Q 4Q 3Q 2Q 1Q 4Q 3Q $7.9 $6.0 $18.4 $5.8 $3.6 $8.8 $6.9 $3.0 $15.0 $37.7 $3.3 $5.8 $5.8 Cash & Equivalents $364.0 $291.0 $297.0 $239.0 $248.0 $241.0 $313.0 $278.0 $297.0 $190.0 $128.0 $88.0 $250.0 Credit Facility Availability $489.5 $498.9 $503.3 $514.9 $507.4 $506.4 $529.5 $547.1 $570.5 $573.9 $569.8 $576.1 $573.7 Net Assets 1. As of September 30, 2025 $25M Aggregate principal April 13, 2026 Stated Maturity 8.54% Interest Rate 2026 8.54% Notes Portfolio & Financial Highlights QA1

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 23 Annualized Return on Equity and Assets 3 Weighted Average Interest Expense Average Accounting Yield 1 Annualized Dividend Yield 2 Portfolio Highlights Past performance is not an indication of future results 1. Accounting yield is the yield resulting from the amortization of principal, interest, and OID, calculated on a constant yield ba sis 2. Compounded/annualized; sum of BoP Market Price + Dividend/share divided by BoP Market Price 3. Annualized quarterly figures Portfolio & Financial Highlights 7.34% 7.54% 7.59% 7.57% 7.62% 7.25% 7.14% 7.52% 7.52% Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 15.4% 15.1% 15.8% 16.4% 16.2% 16.5% 13.8% 14.2% 14.1% Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 14.6% 14.6% 14.5% 14.3% 14.4% 13.3% 14.1% 14.1% 13.0% Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 15.4% 13.1% 13.9% 11.3% 12.5% 11.4% 12.3% 11.1% 12.7% 8.1% 6.9% 7.1% 5.5% 5.9% 5.4% 5.9% 5.4% 6.3% Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 ROE ROA

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 24 As of December 31, 2024 As of September 30, 2025 STATEMENT OF ASSETS & LIABILITIES 1 1,076,840 945,964 Total investments at fair value 5,751 7,917 Cash and cash equivalents 1,091,355 963,346 Total assets 552,332 443,506 Debt 2 576,486 473,820 Total liabilities 514,869 489,526 Total net assets 13.79 13.55 Net asset value per share Financial Highlights Three Months Ended September 30, 2024 Three Months Ended September 30, 2025 STATEMENT OF OPERATIONS 1 36,651 36,747 Total investment income 20,776 21,011 Total operating expenses 15,875 15,736 Net investment income 9,174 (7,717) Net realized and unrealized gain (loss) 25,049 8,019 Net increase (decrease) in net assets from operations 0.41 0.43 Net investment income per share Note: Past performance is not an indication of future results. Shown in thousands except per share data 1. In thousands, except per share data 2. Net of unamortized deferred debt costs Portfolio & Financial Highlights

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 25 Q3 - 2025 NAV/Share Bridge 1. NAV/share calculated using weighted average shares outstanding during Q3 2025 of 36,225,742 Portfolio & Financial Highlights Per Share Impact - ($0.11) $0.43 $(0.36) $(0.04) $(0.04) $(0.13) $0.03 $13.66 $13.55 Beginning NAV Net Investment Income Dividend Distribution Net realized gain (loss) Reversal of prior period unrealized gain (loss) Net unrealized gain (loss) on investments still held Accretion (Dilution) Ending NAV $13.20 $13.30 $13.40 $13.50 $13.60 $13.70 $13.80 $13.90 $14.00 Reconciliation of Quarterly NAV per Share 1 Increase Decrease Total QA1

26 RUNWAY GROWTH FINANCE CORP. Supplemental Information

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 27 • Regulated by the SEC under the Investment Company Act of 1940 (the “1940 Act”) • Externally - managed by Runway Growth Capital • Leverage limited to 2:1 debt/equity • Investments are required to be carried at fair value • Required to offer managerial assistance to portfolio companies • Must distribute at least 90% of income to shareholders as dividend distributions, subject to approval by Runway Growth’s Board of Directors • Mandates asset diversification • Eliminates corporate taxation • Allows for retention of capital gains and/or spillover taxable income Regulation and Structure Runway Growth is an externally managed, non - diversified closed - end management investment company that has elected to be regulated as a BDC and treated as a RIC for tax purposes. Business Development Company (BDC) Regulated Investment Company (RIC)

RUNWAY GROWTH FINANCE CORP. © Runway Growth Capital LLC 2025 | 28 Analyst Coverage • BofA Securities – Derek Hewett • B. Riley – Sean - Paul Adams • Compass Point – Casey Alexander • Janney – John Rowan • J.P. Morgan – Melissa Wedel, CFA • Ladenburg Thalmann – Christopher Nolan, CFA • Lucid Capital Markets – Erik Zwick, CFA • Oppenheimer – Mitchel Penn, CFA • UBS – Doug Harter • Wells Fargo – Finian O’Shea, CFA

Please contact us with any questions or comments. investors@runwaygrowth.com